Exhibit 3.1

AMENDMENT NO. 2
TO THE
BY-LAWS
OF
SOLITRON DEVICES, INC.
(hereinafter called the “Corporation”)

The By-Laws of the Corporation are hereby amended by adding the following after the penultimate sentence of Section 9 of Article II thereof:

“Except as otherwise provided by these By-Laws, each director shall be elected by the vote of the majority of the votes cast with respect to such director’s election at any meeting for the election of directors at which a quorum is present, provided that if, as of the tenth (10th) day preceding the date the Corporation first mails the notice of such meeting to the stockholders, the number of nominees for the directorships (or, if applicable, the directorships of a particular class of directors) exceeds the number of such directors to be elected (a “Contested Election”), such directors shall be elected by the vote of a plurality of the votes cast.  For purposes of this Section 9 of this Article II, a majority of votes cast shall mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election (with “abstentions” and “broker non-votes” not counted as a vote cast either “for” or “against” that director’s election).  In order for any incumbent director to become a nominee of the Board of Directors for further service on the Board of Directors, such person must submit an irrevocable resignation, contingent on (i) that person not receiving a majority of the votes cast in an election that is not a Contested Election, and (ii) acceptance of that resignation by the Board of Directors in accordance with these By-Laws and any policies and procedures adopted by the Board of Directors for such purpose.  In the event an incumbent director fails to receive a majority of the votes cast in an election that is not a Contested Election, the independent directors of the Board of Directors (or, if the Board of Directors so directs, a nominating committee established by the Board of Directors or such other committee designated by the Board of Directors pursuant to these Bylaws) shall make a recommendation to the Board of Directors as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken.  The Board of Directors shall act on the resignation, taking into account the recommendation of the independent directors or any such committee, and shall disclose (by a press release and by filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation (and, if such resignation is rejected, the rationale behind the decision) within ninety (90) days following certification of the election results.  The independent directors or committee, as applicable, in making such recommendation, and the Board of Directors, in making such decision, may consider any factors and other information that they consider appropriate and relevant.  If the Board of Directors accepts a director’s resignation pursuant to this Section 9 of this Article II, or if any nominee for director is not elected and such nominee is not an incumbent director (and, as a result, any vacancy remains after the final adjournment of the meeting for the election of directors), then the Board of Directors may fill the resulting vacancy pursuant to the Certificate of Incorporation and these By-Laws.

Adopted: April 22, 2013